January 5, 2007

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

- and -

Alberta Securities Commission
4th Floor,
300 - 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Dear Sirs:

RE: Change of Auditor of Berkley Resources Inc.

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated January 4, 2007 given by Berkley Resources Inc. to Staley, Okada & Partners, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

STALEY, OKADA & PARTNERS

“Staley, Okada & Partners”

Per:  L.W. Vickars, CA, CPA (Illinois)